EXHIBIT 99.1

Anfield Energy Provides Operational Update on Shootaring Canyon Uranium Mill License Renewal and Refurbishment

VANCOUVER, British Columbia, June 08, 2026 (GLOBE NEWSWIRE) -- Anfield Energy Inc. (NASDAQ: AEC; TSX.V: AEC; FRANKFURT: 0AD) (“Anfield” or the “Company”) is pleased to provide a current update on the renewal and reactivation of its radioactive materials license (the “License”) for the Shootaring Canyon Uranium Mill (“Shootaring”) in Utah.

During the first months of 2026, the Company worked closely with the Utah Department of Environmental Quality (UDEQ) to address all requests for additional information related to the License renewal application. As part of these efforts, Anfield successfully completed the drilling of 8 additional monitoring wells, a key requirement prior to resuming full operations at Shootaring.

Building on this progress, Anfield is pleased to also announce that it has initiated preparatory refurbishment work at the Shootaring. The Company has begun the removal of existing leach tanks in the leach building to prepare the facility for comprehensive refurbishment and future operational upgrades. All current site activities are being conducted under the Company’s existing License and in full regulatory compliance. This effort has the dual purpose of reducing Anfield’s reclamation obligations and preparing Shootaring for refurbishment.

The Company continues to work with PSE Engineering to prepare the final detailed engineering designs. This work is intended to enable Anfield to move quickly and efficiently through the necessary refurbishment steps toward resuming production in 2027. The Company expects to complete the License renewal by the end of the year and plans to be fully prepared to quickly move forward with the refurbishment upon approval.

Corey Dias, Anfield CEO, commented: “We are pleased with the continued momentum at the Shootaring Canyon Mill. Completing the additional monitoring wells, commencing leach tank removal under our current license, and advancing detailed engineering with PSE Engineering all demonstrate our proactive and methodical approach to mill reactivation. At the same time, Shootaring represents the next chapter in American conventional uranium milling. As one of only three fully licensed, permitted, and constructed conventional uranium mills in the country, its successful reactivation will mark a meaningful expansion of U.S. milling infrastructure — not competition for its own sake, but growth for the industry’s long-term resilience.

“With our reactivation plan well underway — including an affirmative completeness review from the Utah DEQ — Shootaring is positioned to resume operations in 2027, adding vital new domestic milling capacity and positioning Anfield as the next company to lead this wave of U.S. energy and nuclear energy independence.”

In addition, Anfield has begun the buildout of a new temporary man camp to support upcoming construction and operational activities. The man camp is being constructed just outside of the mill boundaries on private land owned by the Company. The facility is expected to be completed by the end of the year to coincide with the anticipated start of major refurbishment construction. It will accommodate up to 40 workers and will also serve to house personnel during the transition from refurbishment to initial production.

These early refurbishment activities, detailed engineering progress, and supporting infrastructure development represent an important step forward in the Shootaring reactivation process. Shootaring remains one of only three licensed and permitted conventional uranium mills in the United States and is central to Anfield’s hub-and-spoke strategy for near-term uranium and vanadium production in the U.S.

The Company continues to advance the overall License renewal while simultaneously progressing Shootaring refurbishment plans, including upgrades targeting 1,000 tons per day throughput capacity. These efforts are aligned with Anfield’s objective of recommencing mineral resource processing from its nearby uranium-vanadium projects.

Anfield will continue to provide updates on the License renewal process, ongoing site work, detailed engineering progress, and integration with the Company’s mine development pipeline (including the Velvet-Wood project) as further milestones are achieved.

Market-Making and Investor Relations Engagements

The Company announces that it has entered into an investor relations agreement (the “IR Agreement”) with CorProminence LLC. (“CORE IR”) dated June 1, 2026. The IR Agreement has an initial twelve-month term and thereafter will automatically extend for successive six-month terms unless terminated by either party upon thirty days’ prior written notice. The Company has agreed to pay CORE IR US$25,000 on a monthly basis for public relations, digital and social media services (“PR Services”). Moreover, and following the fourth month of PR Services, the Company has agreed to pay CORE IR an additional US$15,000 on a monthly basis for IR Services (as defined below) for the remainder of the term of the IR Agreement. Under the terms of the IR Agreement, CORE IR has agreed to provide the Company with a strategic market and investor awareness program and comprehensive public relations services by providing comprehensive corporate, shareholder, public, media, and key stakeholder communications development services (collectively, the “IR Services”) in accordance with the policies of the TSX Venture Exchange (the “TSXV”) and applicable securities laws.

CORE IR is at arm’s length to the Company and has no other relationship to the Company. CORE IR is an independent limited liability company based in Garden City, New York, that provides services for shareholder information and public relations. CORE IR primarily operates on a privately-held partnership model. None of CORE IR nor its affiliates or associates has any interest directly or indirectly in the Company or its securities, or any right or intent to acquire such an interest. CORE IR will not receive shares or other securities as compensation.

Anfield also announces that it has entered into an agreement (the “Market-Making Agreement”) with Generation IACP Inc. (“GIACP”) to provide certain market-making services (the “Services”) to the Company in accordance with the policies of the TSXV and applicable securities laws. In consideration for the Services to be provided by GIACP, the Company will pay GIACP a monthly cash fee of C$8,500 for an initial term of six months, which term will automatically extend for successive six-month terms unless terminated by either party on thirty days’ prior written notice. Commencing on the first anniversary of the Market-Making Agreement, the fee payable to GIACP will automatically increase annually by 3.0%.

GIACP is at arm’s length to the Company and has no other relationship with Company. GIACP, established in 1998, is a Toronto-based, independently owned, investment dealer providing innovative solutions for institutional, corporate and individual clients in Canada and abroad. GIACP is a registered broker and member of the Canadian Investment Regulatory Organization, the TSXV, the Canadian Securities Exchange, and Cboe Canada, and is a Participating Organization as such term is defined in the rules and policies of the Toronto Stock Exchange. None of GIACP nor its affiliates or associates has any interest directly or indirectly in the Company or its securities, or any right or intent to acquire such an interest. GIACP will not receive shares or other securities as compensation. GIACP will be responsible for the costs it incurs in buying and selling the Company’s shares, and no third party will be providing funds or securities for the market making activities.

The IR Agreement and the Market-Making Agreement are subject to the Company’s filing requirements with the TSXV and TSXV approval.

About Anfield

Anfield is a uranium and vanadium development company that is committed to becoming a top-tier energy-related fuels supplier by creating value through sustainable, efficient growth in its assets. Anfield is a publicly traded corporation listed on the NASDAQ (AEC-Q), the TSXV (AEC-V) and the Frankfurt Stock Exchange (0AD).

Career Opportunities

As Anfield Energy continues to expand its U.S. operations amid strong momentum in the domestic nuclear sector, the Company is actively attracting and hiring top talent in mining, milling, and related technical fields. Interested candidates are encouraged to visit the Anfield Energy website at www.anfieldenergy.com for current job openings and career opportunities.

On behalf of the Board of Directors
ANFIELD ENERGY INC.
Corey Dias, Chief Executive Officer

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Anfield Energy, Inc.
Corporate Communications
604-669-5762
contact@anfieldenergy.com
www.anfieldenergy.com

This news release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” (including negative variations). Forward-looking statements in this release include, but are not limited to, statements regarding the Company’s business plans, objectives and strategies of operations, including, without limitation, the Company’s refurbishment and reactivation plans for Shootaring and the Company’s entrance into the IR Agreement and the Market-Making Agreement. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, among other things: risk related to the Company’s refurbishment and reactivation plans for Shootaring; risks related to the transactions contemplated in the IR Agreement and the Market-Making Agreement; the risks and uncertainties relating to exploration and development; the ability of the Company to obtain additional financing; the need to comply with environmental and governmental regulations in Canada and the United States; fluctuations in the prices of commodities; operating hazards and risks; competition and other risks and uncertainties and other such factors as are set forth in the annual information form for the Company’s most recently completed year end, as well as the management discussion and analysis and other disclosures of risk factors for the Company, filed on SEDAR+ at www.sedarplus.ca. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.